EXHIBIT 99.1

Brookfield Business Partners Completes Annual Filings

BROOKFIELD, NEWS, March 09, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE:BBU) (TSX:BBU.UN) today announced that it has filed its 2017 annual report on Form 20-F (the “Annual Report”), including its audited financial statements for the year ended December 31, 2017, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available on our website at https://bbu.brookfield.com in the Reports & Filings section and a hard copy will be provided to unitholders free of charge upon request.

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc., (NYSE:BAM)(TSX:BAM.A)(EURONEXT:BAMA), a leading global alternative asset manager with approximately $285 billion of assets under management. For more information go to www.brookfield.com.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Burke Tel: (416) 369-2629 Email: courtney.burke@brookfield.com